UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (  ✓  )        No        Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )        No (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 9, 2004. Attached is English language version of the notice.

The following table sets forth the summary of Resolution on Issuance of Convertible Bonds

1. Class of Bonds	Series (no.)	1	Type	CB(unregistered, private offering non- guarantee)

2. Total issuing amount by face value (KRW)	3,000,000,000

3. Objective of fund raising	Investments in property, plant and equipment (KRW)	-

Operating funds (KRW)	3,000,000,000

Acquisition fund for other company’s securities	The company name of issuing securities	-
Class of securities	-

Acquisition price	-

Detailed information related to acquisition	-

Otherfunds (KRW)	-

4. Interest rate	Coupon rate (%)	1.5

Yield to maturity (%)	7.8

5. Maturity date of convertible bond	December 14, 2007

6. Method of interest payment	Interest in arrears shall be paid every three months from the issue date of bond. However, Interest shall not be calculated for the period after payment date and the following day if the interest payment date falls on a bank holiday.

7.Method of principal payment	Debentures which is not converted to shares will be lump-sum repayment on the date of maturity by calculating principal, yield to maturity and coupon rate difference with annual compound interest. However, the principal shall not be calculated for the period after payment date and the following day if the principal payment date falls on a bank holiday.

8.Method on issuance of convertible bonds	Private offering

9.Terms of conversion	Conversion rate	100
Conversion price per share (KRW/Share)	640

Class of shares to be issued	Common stock

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		Payment method for initial dividends of shares to be issued and interest	The conversion is deemed to be made at the end of fiscal year immediately preceding the fiscal year to which the request date for conversion belongings. In this case, the interest for the date to which the coming date for conversion belongings shall be returned.

	Application period for conversion	From	December 14, 2005
		To	December 13, 2007

10. Adjustment of conversion price		Reason for adjustment	-
		Period of adjustment	-

		The lowest adjustment price ratio (%)	-

		The base of exceptional application for the lowest adjustment price ratio.	-

		Others	-

11. Subscription application date			-

12. Payment date			December 14, 2004

13. Major business agency			-

14. Guarantor. trustee			-

15. The issuing case for designated person		Opponent	The Korea Development Bank
		Relation with issuer or majority shareholder	-
		Reason for assignment	Raising for operating funds

The basis for memorandum of association

Article 14

(A listed corporation shall issue convertible bonds by any other person than shareholders within 200,000 million KRW of total amount of face value on a debenture through board of directors resolution under each relevant paragraph. 4. In the case of issuing convertible bonds to financial institution in the inside and outside of the country for urgent funds raising.

16. Resolution date of board of directors			December 9, 2004

- Attendance of outside directors		Present (no)	2

		Absent (no)	1

- Attendance of auditors			Present

17. Filing of registration statement			Exemption

18. Applicability of Fair Trade Act			No

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19. Others	The Korea Development Bank, an underwriter have to dispose of its bonds within a month after conversion through Mirae Corporation or the person who appointed by Mirae Corporation with offering right first. Otherwise, It should be sold through The Korea Stock Exchange Market.

* Date of relevant disclosure	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2004

By	MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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